SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                               EXTECH Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   302234 10 9
                                 (CUSIP Number)

                      Fred S. Skolnik, Esq. (516) 296-7000
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 30, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







                                Page 1 of 5 Pages



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                                  SCHEDULE 13D

CUSIP No.         302234 10 9

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above person
         Adam Lieberman

2.       Check the appropriate box if a member of a group          (a) [   ]
                                                                   (b) [   ]

3.       SEC Use Only


4.       Source of Funds
         Not applicable.

5.       Check box if disclosure of legal proceedings is required
         pursuant to items 2(d) or 2(e)              [ x  ]

6.       Citizenship or Place of Organization
         United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  -0-
By Each Reporting
Person With                8.       Shared Voting Power
                                            -0-

                                    9.      Sole Dispositive Power
                                            1,800,000

                                    10.     Shared Dispositive Power
                                            -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,800,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares

13.      Percent of Class Represented by Amount in Row (11)
         32.2%

14.      Type of Reporting Person
         IN


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



                                  SCHEDULE 13D

CUSIP No.         302234 10 9

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above person
         Sterling Foster Holding Corp.

2.       Check the appropriate box if a member of a group            (a) [   ]
                                                                     (b) [   ]

3.       SEC Use Only


4.       Source of Funds
         Not applicable

5.       Check box if disclosure of legal proceedings is required
         pursuant to items 2(d) or 2(e)                                [ x  ]

6.       Citizenship or Place of Organization
         Delaware

Number of Shares                    7.      Sole Voting Power
Beneficially Owned                          -0-
By Each Reporting
Person With                         8.      Shared Voting Power
                                            -0-

                                    9.      Sole Dispositive Power
                                            1,800,000

                                    10.     Shared Dispositive Power
                                            -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,800,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares

13.      Percent of Class Represented by Amount in Row (11)
         32.2%

14.      Type of Reporting Person
         HC/CO

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



ITEM 1.  SECURITY AND ISSUER.

                  This statement amends and supplements the Schedule 13D dated June 3, 1996 (the "Schedule 13D") filed by Sterling Foster Holding Corp. ("SFHC") and Adam Lieberman relating to the Common Stock, par value $.01 per share, of EXTECH Corporation ("EXTECH"), a Delaware corporation ("EXTECH Common Stock"). The address of the principal executive offices of EXTECH is 90 Merrick Avenue, East Meadow, New York 11554.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Pursuant to a certain Voting Trust Agreement, dated as of December 30, 1996, among Sterling Foster Holding Corp.("SFHC") and Morton L. Certilman, as voting trustee (the "Trustee") (the "Voting Trust Agreement"), SFHC transferred voting control over all 1,800,000 shares of EXTECH Common Stock it presently owns to the Trustee during the maximum two year term of the Voting Trust Agreement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  As of the date of this Amendment No. 1 to the Schedule 13D, SFHC and Mr. Lieberman (by reason of his position with SFHC) each is the beneficial owner of, and has sole dispositive power over, 1,800,000 shares of EXTECH Common Stock (or approximately 32.2% of the outstanding EXTECH Common Stock). Neither SFHC nor Mr. Lieberman currently has voting power over any of such shares.

                  Except as described in Item 4 hereof, during the past 60 days, neither SFHC nor Mr. Lieberman effected any transactions in shares of EXTECH Common Stock.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  (1) Voting Trust Agreement, dated as of December 30, 1996, among SFHC and Morton L. Certilman, as Trustee.

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


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1996

                                         /s/ Adam Lieberman
                                         Adam Lieberman


                                         STERLING FOSTER HOLDING CORP.

                                         By:/s/ Adam Lieberman, President
                                            Adam Lieberman, President







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